TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ACQUIRES AN OPTION ON MINERAL CLAIMS IN

ALASKA

For  Immediate  Release:  September  1,  2010.  Vancouver,  BC  -  Teryl  Resources  Corp.

(TSX  Venture  Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  an agreement,  subject  to  a  30  day  due  diligence  by  Teryl,  was  completed  to  acquire  an option  on  a  50%  interest  in  11  State  of  Alaska  mining  claims  located  approximately  130 kilometers northwest of Anchorage, AK.

The  claim  block  is  in  the  Kahiltna  Terrane  near  the  Kiska  Metals  Corp.  /  Kennecott

Exploration Inc. Whistler gold-copper deposit.

The terms and conditions are as follows:

a)   Teryl  Resources  Corp.  will  issue  50,000  treasury  shares  to  the  vendor  upon approval of the TSX.

b)   Teryl Resources Corp. will issue an additional 50,000 treasury shares of Teryl on the first anniversary.

c)   Teryl  Resources  Corp.  will  issue  an  additional  100,000  treasury  shares  of  Teryl and pay a US$10,000.00 cash payment after (2) years.

d)   Teryl Resources Corp. will contribute US$50,000.00 expenditures in the first year and US$100,000.00 expenditures in the second year of signing this agreement.

This agreement is subject to the approval of the TSX Venture Exchange and the board of directors of the Company.

ABOUT TERYL RESOURCES

To  date,  a  total  of  US$9,000,000  has  been  expended  by  the  joint  venture  partners,  with

Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With   interests   in   four   gold   properties,   Teryl   Resources   Corp.   is   one   of   the   main

landowners  in  the  Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture with Kinross Gold Corporation  (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). To date

USD  $9  million  has  been  expended  on  exploration  by  Kinross  and  Teryl  on  the  Gil  joint venture claims. A USD$1.5 million budget has been approved for 2010. The Company’s other  Alaska  holdings  also  include  the  Fish  Creek  Claims,  50%  optioned  from  Linux

Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where  Teryl  has  a  10%  net  profit interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.  For  further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.